

October 30, 2009

Lynn Saunders
Chief Financial Officer
Plaintree Systems, Inc.
90 Decosta Street
Arnprior, Ontario, Canada K7S 3X1

Re: **Plaintree Systems, Inc. ("Plaintree")**
      Request for waiver under Rule 3-09 of Regulation S-X ("Rule 3-09")
      SEC File No.: (000-25872)

Dear Mrs. Saunders:

      We have reviewed the correspondence submitted to the staff of the Division of Corporation Finance in connection with its review of Plaintree's fiscal 2008 Form 20-F, solely as it relates to a request to omit the financial statements of Buhler Manufacturing that are required under Rule 3-09. You have stated that Plaintree has no ability to obtain audited financial statements of Buhler Manufacturing for any periods.

      We understand that for fiscal 2008, 2007, and 2006, the results of the income significance test of Rule 1-02(w) of Regulation S-X exceeded 100%, 50%, and 100%, respectively. You have stated verbally through your attorney that Plaintree's ownership in Buhler Manufacturing effectively ceased on March 31, 2007 (the last day of Plaintree's fiscal 2007), although a final distribution was received and recorded in income in fiscal 2008. Consequently, two and three years of audited financial statements of Buhler Manufacturing are required in the fiscal 2009 and fiscal 2008 Forms 20-F, respectively. However, you have also stated that the Buhler Manufacturing partnership dissolved March 31, 2007 and there would be no meaningful financial statements for it for fiscal 2008. In this regard, we do not object to the omission of audited financial statements of Buhler Manufacturing for fiscal 2008. Nonetheless, audited financial statements of Buhler Manufacturing related to fiscal 2007 are still required in connection with Plaintree's 2009 Form 20-F.

      We acknowledge your inability to file the required audited financial statements of Buhler Manufacturing, however, we are unable to grant your request at this time. As a result, until you file the audited financial statements of Buhler Manufacturing for the time span required under Rule 3-09, we will not declare effective any registration statements or post-effective amendments, nor should Plaintree file any new registration statements that may automatically go effective upon filing.

In addition, you should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until you file the required financial statements. This restriction does not apply to:

    (a) offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;

    (b) dividend or interest reinvestment plans;

    (c) employee benefit plans;

    (d) transactions involving secondary offerings; or

    (e) sales of securities under Rule 144.

Our conclusion is based solely on the information you have provided to us in your correspondence. New or different facts could lead to a different conclusion. If you have any questions regarding this letter, please call the undersigned at (202) 551-3812.

Sincerely,



Michael Fay
Associate Chief Accountant